KIRKPATRICK & LOCKHART LLP
                   1800 Massachusetts Avenue, N.W., 2nd Floor
                           Washington, D.C. 20036-1800


Arthur C. Delibert
(202) 778-9042
delibeac@kl.com

                                 April 17, 2000


Bartlett Capital Trust
36 East Fourth Street
Cincinnati, Ohio 45202-3896

Ladies and Gentlemen:

         You have requested our opinion, as counsel to Bartlett Capital Trust ("Trust"), as to certain matters regarding the issuance of certain Shares of the Trust. As used in this letter, the term "Shares" means the Class A, Class C and Class Y shares of beneficial interest of the series of the Trust designated Bartlett Value International Fund and Bartlett Basic Value Fund. This opinion and consent shall be valid with respect to Shares of any Class of a series only during the time that Post-Effective Amendment No. 29 to the Trust's registration statement is effective and has not been superseded by another post-effective amendment purporting to register Shares of that Class.

         As such counsel, we have examined certified or other copies, believed by us to be genuine, of the Trust's Amended and Restated Agreement and Declaration of Trust and by-laws and such resolutions and minutes of meetings of the Trust's Board of Trustees as we have deemed relevant to our opinion, as set forth herein. Our opinion is limited to the laws and facts in existence on the date hereof, and it is further limited to the laws (other than the conflict of law rules) in the Commonwealth of Massachusetts that in our experience are normally applicable to the issuance of shares by unincorporated voluntary associations and to the Securities Act of 1933 ("1933 Act"), the Investment Company Act of 1940 ("1940 Act") and the regulations of the Securities and Exchange Commission ("SEC") thereunder.

         Based on the foregoing, we are of the opinion that, when sold at the public offering price in accordance with the terms contemplated by the Trust's Declaration of Trust and By-Laws, and by Post-Effective Amendment No. 29 to the Trust's Registration Statement on Form N-1A, the Shares will have been validly issued, fully paid and non-assessable.

         We note, however, that the Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with and claimants against the Trust or any series shall look only to the assets of the Trust for the appropriate series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate undertaking or instrument made or issued by the officers or the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (1) for indemnification from the assets of the Trust or the appropriate series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or any series by virtue of ownership of shares of the Trust or such series; and (2) for the Trust or appropriate series to assume the defense of any claim against the shareholder for any act or obligation of the Trust or series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

         We hereby consent to the filing of this opinion in connection with Post-Effective Amendment No. 29 on Form N-1A being filed with the Securities and Exchange Commission. We also consent to the reference to our firm in the statement of additional information filed as part of the registration statement.

                                       Sincerely,

                                       Kirkpatrick & Lockhart LLP


                                       /s/ Kirkpatrick & Lockhart LLP
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